Ballard Power Systems Inc.

News Release

Ballard Announces 2012 Results & 2013 Outlook Conference Call

For Immediate Release – February 7, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) will hold a conference call on Thursday, February 21, 2013 at 8:00 a.m. PST (11:00 a.m. EST). John Sheridan, President & CEO and Tony Guglielmin, CFO will review Ballard’s 2012 operating results and 2013 outlook.

The live call can be accessed by calling +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com